SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to
Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

Acquity Group Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

00489C103
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00489C103	13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Rong Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,175,036 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,175,036 ordinary shares (2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,175,036 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.8%
12		TYPE OF REPORTING PERSON (See Instructions) IN
________________________
(1)	Includes 11,175,036 ordinary shares beneficially owned by Rong Lu through Surfmax Investment Partners Limited.
(2)	Includes 11,175,036 ordinary shares held by Rong Lu through Surfmax Investment Partners Limited.

CUSIP No. 00489C103	13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Surfmax Investment Partners Limited (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,571,915 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,571,915 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,571,915 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.7%
12		TYPE OF REPORTING PERSON (See Instructions) CO
________________________
(3)	Surfmax Investment Partners Limited is a limited liability company incorporated in the British Virgin Islands. Rong Lu holds an 88.9% equity interest in and is the controlling person of Surfmax.

CUSIP No. 00489C103	13G	Page 4 of 10 Pages

Item 1(a)	Name of Issuer:

Acquity Group Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6th Floor, Alexandra House,
18 Chater Road, Hong Kong

Item 2(a)	Name of Person Filing:
Rong Lu
Surfmax Investment Partners Limited

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Rong Lu
Room 1605, 16th Fl., Tower 2
79 Jianguo Road, Chaoyang District
Beijing 100025 China

Surfmax Investment Partners Limited
1503 Ruttonjee House
11 Duddell Street, Hong Kong

Item 2(c)	Citizenship:

Rong Lu is a citizen of the People’s Republic of China.
Surfmax Investment Partners Limited is a limited liability company incorporated in the British Virgin Islands.

Item 2(d)	Title of Class of Securities:

ordinary shares, par value of US$0.0001 per share

Item 2(e)	CUSIP Number:

00489C103

CUSIP No. 00489C103	13G	Page 5 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class :	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Rong Lu	11,175,036	23.8%	11,175,036	0	11,175,036	0

Surfmax Investment Partners Limited	12,571,915	26.7%	12,571,915	0	12,571,915	0

Surfmax Investment Partners Limited is a limited liability company incorporated in the British Virgin Islands. Rong Lu holds an 88.9% equity interest in and is the controlling person of Surfmax Investment Partners Limited. Adrian Chan holds the remaining 11.1% equity interest in Surfmax Investment Partners Limited. The address of Surfmax Investment Partners Limited’s registered office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

CUSIP No. 00489C103	13G	Page 6 of 10 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Controlling Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

Not Applicable

CUSIP No. 00489C103	13G	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2013

Rong Lu	/s/ Rong Lu

Surfmax Investment Partners Limited	By:	/s/ Adrian Chan
	Name:	Adrian Chan
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A.	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the under signed hereby agree to the joint filing with all other Reporting Persons (as such term if defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Acquity Group Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

           IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2013.

Rong Lu	/s/ Rong Lu

Surfmax Investment Partners Limited	By:	/s/ Adrian Chan
	Name:	Adrian Chan
	Title:	Director